UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For April 13, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 13, 2007  -  Holding(s) in Company


TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Bunzl plc


2. Reason for the notification (place an X inside the appropriate bracket/s)

An acquisition or disposal of voting rights: ( )


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )


An event changing the breakdown of voting rights: ( )


Other (please specify) : ( )

Special notification required by DTR


3. Full name of person(s) subject to the notification obligation:

Newton Investment Management Limited


4. Full name of shareholder(s) (if different from 3.) :

Newton Investment Management Limited


5. Date of the transaction (and date on which the threshold is crossed or reached if different):

20 January 2007


6. Date on which issuer notified:

13 April 2007


7. Threshold(s) that is/are crossed or reached:

N/A


8. Notified details:

ISIN GB00B0744B38


A: Voting rights attached to shares

Class/type of shares if possible using     Situation previous to the Triggering
the ISIN CODE                                          transaction
                                          Number of       Number of voting
                                          shares          Rights



Ordinary

Resulting situation after the triggering transaction

Class/type of shares if possible Number of  Number of voting     % of voting
using the ISIN CODE              shares     rights               rights



                                 Direct     Direct Indirect      Direct Indirect



Ordinary                         N/A        N/A     12,732,054   N/A      3.75%


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Exercise/     Number of voting rights that may   % of
financial   Date       Conversion    be acquired if the instrument is   voting
instrument             Period/ Date  exercised/ converted.              rights







Total (A+B)
Number of voting rights                      % of voting rights



        12,732,054                                3.75%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Newton Investment Management hold these shares as a Discretionary Investment Manager


Proxy Voting:


10. Name of the proxy holder:

N/A


11. Number of voting rights proxy holder will cease to hold:

N/A


12. Date on which proxy holder will cease to hold voting rights:

N/A


13. Additional information:

..................


14. Contact name:

Mr P Hussey, Company Secretary


15. Contact telephone number:

020-7495-4950


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  April 13, 2007                         By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer